Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

September 9, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 102

ARK Genomic, Healthcare and Biotech Portfolio, 3Q 2015

File Nos. 333-205913 and 811-22581

Dear Ms. White:

This letter is in response to your comment letter dated August 28, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 102, filed on July 29, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the ARK Genomic, Healthcare and Biotech Portfolio, 4Q 2015 (the “Trust”). Please note that the Trust proposes to deposit securities on September 22, 2015. As a result, the Trust has updated its name to ARK Genomic, Healthcare and Biotech Portfolio, 3Q 2015.

Prospectus

Investment Objective (p. 2)

1. Given that the Trust will terminate in 15 months, it is unclear how it would achieve its objective of providing “long-term growth of capital.” Please advise or revise.

Response: The disclosure has been revised in response to your comment.

2. The second sentence of the investment objective describes a risk, not an objective. Please remove or relocate the sentence.

Response: The disclosure has been removed in response to your comment.

Who May Want to Invest (p. 2)

3. Please rewrite the first two bulleted points in plain English.

Response: The bulleted points have been revised in response to your comment.

4. With respect to your reference to “powerful technological changes expected to influence … the performance of companies across multiple sectors,” please specify which sectors you mean.

Response: This sentence has been deleted.

5. With respect to your statement that “[t]he Trust is designed to be a part of a long-term investment,” please explain how this is accurate given that the Trust will terminate in 15 months.

Response: The Sponsor intends to bring subsequent offerings of this strategy, which will allow investors to roll their money into new trusts after the termination of the Trust. Consequently, although this Trust will terminate in 15 months, the strategy is designed to be a long-term investment. We have updated the phrase “long-term investment” to “long-term strategy” to clarify this point.

Principal Investment Strategy (p. 2-3)

6. Please briefly explain the following terms: life sciences, molecular medicine, bioinformatics, instrumentation, genomic sequencing, biotechnology and agricultural biology.

Response: The terms have been explained in response to your comment.

Selection of Portfolio Securities (p. 3-4)

7. Please explain in this section what an “investment premise or theme” is, as well as what it means for an “investment premise or theme and the elements within the premise” to be “powerful in terms of the market and magnitude of the opportunity.”

Response: The disclosure has been revised in response to your comment. The language now includes a more detailed discussion of the investment premise. The use of “powerful” is intended to indicate that ARK is attempting to identify the elements that will have the greatest impact on the growth of the healthcare, biotechnology, life sciences and pharmaceuticals industries.

8. Please explain in this section what macro-economic analysis, business cycle analysis, fundamental metrics and quantitative metrics are.

Response: The disclosure has been revised in response to your comment.

Principal Risks (p. 4-8)

9. Under “Future Expected Genomic, Healthcare and Biotech Business Risk” you state that “[c]ertain issuers do not currently derive a substantial portion of their current revenues from genomic, healthcare and biotech focused businesses.” Given the Trust’s investment strategy, please advise why the Trust would invest in such issuers.

Response: This risk factor has been revised in response to your comment. The genomic, healthcare and biotech industries are highly regulated and are reliant on extensive research and development. As a result of these factors, companies in these industries may not have income streams that are initially sustainable and predicable.

10. Given that a UIT must be a redeemable security, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise.

Response: This risk factor has been deleted in response to your comment.

In-Kind Distributions (p. B-25)

11. We note your statement that “[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates.” We are unable to locate where in the prospectus you have disclosed this. Please advise or revise. Please also disclose in the prospectus that shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

Response: The disclosure regarding in-kind distributions has been clarified on pages B-9 and B-10 of the Prospectus in response to your comment.

 We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren